HBOS plc

4 February 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 January 2008 to 31 January 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

Pursuant to an application made under Rule 12g3-2(f), copies of the following announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com

2008.01.02	Rule 8.3 – Carillion plc
2008.01.03	Rule 8.3 – Foseco
2008.01.03	Rule 8.3 – BHP Billiton plc
2008.01.03	Rule 8.3 – Rio Tinto plc
2008.01.03	Rule 8.3 – Rio Tinto plc
2008.01.04	Rule 8.3 – Carillion plc
2008.01.04	Rule 8.3 – Rio Tinto plc
2008.01.04	Rule 8.3 – Pipex Comm
2008.01.04	Rule 8.3 – BHP Billiton plc
2008.01.07	Rule 8.3 – Pipex Comm
2008.01.07	Rule 8.3 – Reuters Group plc
2008.01.07	Rule 8.3 – Resolution plc
2008.01.07	Rule 8.3 – Carillion plc
2008.01.07	Rule 8.3 – Rio Tinto plc
2008.01.07	Rule 8.3 – BHP Billiton plc
2008.01.07	Rule 8.3 – Biffa plc
2008.01.07	Additional Listing
2008.01.08	Halifax Hse Price Index-Dec07
2008.01.08	Rule 8.3 – Carillion plc
2008.01.08	Rule 8.3 – Rio Tinto plc
2008.01.08	Rule 8.3 – Resolution plc
2008.01.08	Rule 8.3 – Reuters Group plc

2/21

2008.01.08	Rule 8.3 – BHP Billiton plc
2008.01.09	Rule 8.3 – BHP Billiton plc
2008.01.10	Rule 8.3 – Rio Tinto plc
2008.01.11	Rule 8.3 – Carillion plc
2008.01.11	Rule 8.3 – BHP Billiton plc
2008.01.11	Rule 8.3 – Resolution plc
2008.01.11	Rule 8.3 – Rio Tinto plc
2008.01.11	Rule 8.3 – Biffa plc
2008.01.14	Rule 8.3 – Resolution plc
2008.01.14	Rule 8.3 – BHP Billiton plc
2008.01.14	Rule 8.3 – Biffa plc
2008.01.14	Rule 8.3 – Rio Tinto plc
2008.01.14	Director/PDMR Shareholding
2008.01.15	Publication of Final Terms
2008.01.15	Rule 8.3 – Rio Tinto plc
2008.01.16	Rule 8.3 – Rio Tinto plc
2008.01.17	Rule 8.3 – Carillion plc
2008.01.17	Rule 8.3 – Rio Tinto plc
2008.01.17	Director/PDMR Shareholding
2008.01.18	Rule 8.3 – Rio Tinto plc
2008.01.18	Rule 8.3 – Biffa plc
2008.01.18	Rule 8.3 – Resolution plc
2008.01.18	Rule 8.3 – BHP Billiton plc
2008.01.18	Rule 8.3 – Carillion plc
2008.01.22	Publication of Final Terms
2008.01.22	Rule 8.3 – BHP Billiton plc
2008.01.22	Rule 8.3 – Carillion plc
2008.01.22	Rule 8.3 – Foseco plc
2008.01.23	Rule 8.3 – Rio Tinto plc
2008.01.23	Rule 8.3 – Gcap Media plc
2008.01.23	Rule 8.3 – Carillion plc
2008.01.23	Rule 8.3 – Biffa plc
2008.01.24	Publication of Final Terms
2008.01.24	Rule 8.3 – BHP Billiton plc
2008.01.24	Rule 8.3 – Carillion plc
2008.01.24	Rule 8.3 – Reuters Group plc
2008.01.25	Rule 8.3 – Rio Tinto plc
2008.01.25	Rule 8.3 – Friends Provident
2008.01.28	Rule 8.3 – Rio Tinto plc
2008.01.28	Rule 8.3 – Reuters Group plc
2008.01.29	Publication of Final Terms
2008.01.29	Publication of Final Terms
2008.01.29	Rule 8.3 – Rio Tinto plc
2008.01.29	Rule 8.3 – Friends Provident
2008.01.29	Rule 8.3 – Reuters Grp plc
2008.01.29	Rule 8.3 – BHP Billiton plc
2008.01.30	Rule 8.3 – BHP Billiton plc
2008.01.30	Rule 8.3 – Reuters Group plc
2008.01.31	Rule 8.3 – BHP Billiton plc
2008.01.31	Rule 8.3 – Rio Tinto plc
2008.01.31	Transaction in Own Shares

2008.01.31 Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	66,775 shares registered on 21.12.2007
1 Form 88(2)'s - Return of Allotment of	1,801,228 shares registered on 03.01.2008
1 Form 88(2)'s - Return of Allotment of	1,067,918 shares registered on 03.01.2008
1 Form 88(2)'s - Return of Allotment of	100,258 shares registered on 03.01.2008
1 Form 88(2)'s - Return of Allotment of	1,022 shares registered on 04.01.2008
1 Form 88(2)'s - Return of Allotment of	63,831 shares registered on 04.01.2008
1 Form 88(2)'s - Return of Allotment of	1,938 shares registered on 07.01.2008
1 Form 88(2)'s - Return of Allotment of	1,744 shares registered on 08.01.2008
1 Form 88(2)'s - Return of Allotment of	156,392 shares registered on 09.01.2008
1 Form 88(2)'s - Return of Allotment of	445,964 shares registered on 09.01.2008
1 Form 88(2)'s - Return of Allotment of	18,306 shares registered on 09.01.2008
1 Form 88(2)'s - Return of Allotment of	1,511 shares registered on 11.01.2008
1 Form 88(2)'s - Return of Allotment of	470 shares registered on 15.01.2008
1 Form 88(2)'s - Return of Allotment of	489,901 shares registered on 16.01.2008
1 Form 88(2)'s - Return of Allotment of	38,734 shares registered on 16.01.2008
1 Form 88(2)'s - Return of Allotment of	70 shares registered on 17.01.2008

Form 288b – Resignation of Director Resignation of Phil Hodkinson as Director

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

RECEIVED

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	03 01 2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,710	1,950	1,780,568
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410p	691.2p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,728,982
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 72,246
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/1/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	OPTION PRICE	Shares
Mr	John	Murgatroyd	4 Norris House Drive Aughton	ORMSKIRK	Lancs L39 5AH			4.3	3296
Mrs	Diane Gail	Crothers	25 Perry Road	BANGOR	Co Down BT19 6UA			5 443	870
Miss	Lisa Jane	O'Sullivan	20 Peninsula Road	Brockhill Village Norton	WORCESTER	WR5 2SE		5 443	233
Miss	Elaine Marie	Roberts	44 Conway Drive	NEWTON LE WILLOWS	Merseyside WA12 6PZ			5 443	292
Mr	Keith John	Bundred	14 Quakers Mede	Haddenham	AYLESBURY	Bucks HP17 8EB		5 443	340
Mr	Carl	Jarvis	8 Sheldon Close Spital	WIRRAL	Merseyside CH63 9NR			5 443	204
Mrs	Diane Gail	Crothers	25 Perry Road	BANGOR	Co Down BT19 6UA			6 912	505
Mr	Christopher Kevin A	Miller	34 Brookfield Avenue	Larkfield	AYLESFORD	Kent ME20 6RU		6.912	308
Miss	Lisa Jane	O'Sullivan	20 Peninsula Road	Brockhill Village Norton	WORCESTER	WR5 2SE		6 912	111
Mr	Andrew George	Teeseed	164 North Road	BELFAST	BT4 3DJ			6 912	486
Mr	Carl	Jarvis	9 Sheldon Close Spital	WIRRAL	Merseyside CH63 9NR			6.912	211
Mrs	Karen Louise	Akins	25 Weymouth Avenue	HUDDERSFIELD	HD3 4YJ			5 443	300
Mrs	Kimberley Ruth	Aldred	14 Salcombe Grove	BOLTON	BL2 6TL			5.443	174
Mrs	Nicola Anne	Alger	43 Mulberry Gardens	SCUNTHORPE	South Humberside DN16 3FR			5 443	139
Mr	Douglas	Anderson	29 Belsize Road	LISBURN	Co Antrim BT27 4BW			5 443	139
Mr	Richard A	Andersen	Flat 136 The Perspective	100 Westminster Bridge Road	Southwark	LONDON	SE1 7XB	5 443	1044
Miss	Shadaab Fatima	Azim	5 Dunstable Close	LUTON	LU4 8OP			5 443	348
Miss	Michelle	Bainbridge	70 Leafield Road Hunts Cross	LIVERPOOL	L25 0PZ			5 443	69
Miss	Karen	Bedford	33 Marquis Manor	Bangor	Co. Down		BT20 3PJ	5 443	348
Mrs	Sukhdeep Kaur	Bharat	24 Weald Road	UXBRIDGE	Middx UB10 0HG			5 443	696
Mr	Darren Jonathan	Billings	34 Selker Drive Amington	TAMWORTH	Staffs B77 3QT			5 443	348
Mr	Andrew	Blackburn	23 Grant Road	Hawkley Hall	WIGAN	Lancs WN3 5JJ		5 443	69
Mrs	Patricia Mary	Brook	111 Harvard Road	SOLIHULL	West Midlands B92 8EX			5 443	522
Miss	Kirsty Victoria	Brown	20 Lumb Hall Way Drighlington	BRADFORD	West Yorkshire BD11 1LL			5 443	208
Mrs	Gillian Louise	Brunton	104 Parkhead Avenue	EDINBURGH	EH11 4RJ			5 443	104
Mrs	Jean	Buck	125 Sorrel Hills	HARLOW	Essex CM20 1TB			5 443	696
Mr	Richard Shane	Campbell	4 Oxmoor Meadows Hunsingore	WETHERBY	West Yorkshire LS22 5NQ			5 443	278
Mr	Justin Stuart	Carragher	40 Phyllis Avenue	NEW MALDEN	Surrey KT3 6JY			5 443	696
Mrs	Julie Ann	Carter	4 Beckets Lane Nailsea	BRISTOL	BS48 4LT			5 443	208
Mrs	Joanne	Chambers	79 Shearwater Whitburn	SUNDERLAND	SR6 7SG			5 443	174
Mrs	Alison Jane	Channon	57 Edge Hill Ponteland	NEWCASTLE UPON TYNE	NE20 9RR			5 443	696
Mr	Stuart Edwin	Chipps	4 Ferndale Walk	Angmering	Littlehampton		BN16 4DB	5 443	69
Mr	Phillip Henry	Clark	10 Foxglove Close Bedworth	Nuneaton	BEDWORTH	Warwickshire CV12 0GH		5 443	696
Mr	Arthur Christopher	Clarke	46 Borthwick Castle Terrace	North Middleton	Gorebridge	MIDLOTHIAN	EH23 4QU	5 443	139
Mrs	Kirsty	Clarke	46 Borthwick Castle Terrace	North Middleton	GOREBRIDGE	Midlothian EH23 4QU		5 443	104
Mrs	June	Clayton	17 Station Rise	LOCHWINNOCH	Renfrewshire PA12 4NA			5 443	15
Mrs	Lynn	Clements	26 Wolverton Drive	RUNCORN	Cheshire WA7 6PQ			5 443	139
Mrs	Claire Louise	Conroy	1 Tewit Green Bradshaw	HALIFAX	West Yorkshire HX2 9SH			5 443	278
Mr	Philip Thomas	Conroy	170 Townhill Road	DUNFERMLINE	Fife KY12 0BP			5 443	487
Mrs	Linda Anne	Conway	12 Dunvegan Court	Crossford	DUNFERMLINE	Fife KY12 8YL		5 443	348
Miss	Victoria Louise	Coombs	33 Blackhorse Road	BRISTOL	BS15 8EF			5 443	278
Mr	James	Cross	Dalston	Foxhole Road	TORQUAY	TQ2 6RY		5 443	1740
Mr	Anthony	Cronin	55 Moorlands Road Greetland	HALIFAX	West Yorkshire HX4 8JA			5 443	696
Mr	Craig Jonathan	Dalzell	13 Innisrush Gardens	NEWTOWNABBEY	Co Antrim BT37 9HA			5 443	208
Mr	John Inglis	Darling	32 Orchard Drive	EDINBURGH	EH4 2DZ			5 443	696
Mrs	Marie Tragile Cairns	Davie	66 Main Street Dalry	CASTLE DOUGLAS	Kirkcudbrightshire DG7 3UW			5 443	870
Mrs	Claire	Dawson	42 Mullway	LETCHWORTH GARDEN CITY	Herts SG6 4BH			5 443	696
Miss	Michelle Louise	Dee	Fourways Chester Road	Churton	CHESTER	CH3 6LA		5 443	104
Mrs	Susan	Delman	7 Bell Piece	Sutton Benger	CHIPPENHAM	Wilts SN15 4SL		5 443	696
Miss	Ann Elizabeth	Den	47 Shiel Avenue East Kilbride	GLASGOW	G74 4AP			5 443	417
Mrs	Roberta Linda	Drake	37 Slimbridge Close	Yate	BRISTOL	BS37 8XY		5 443	348
Mrs	Melanie Jane	Edley	82 Greenfield Road Fixby	HUDDERSFIELD	HD2 2HG			5 443	696
Mr	Andrew John B	Fairley	44 Fullerton Road Wandsworth	LONDON	SW18 1BX			5 443	1218
Mrs	Anne Mattocks	Fisher	3 Tern Brae	LIVINGSTON	West Lothian EH54 6UO			5 443	208
Ms	Pauline	Fleming	31 Spring View	Gildersome Morley	LEEDS	LS27 7HG		5 443	348
Miss	Nicola Jane	Fraddley	6 Marguerite Gardens	PONTEFRACT	West Yorkshire WF9 1PG			5 443	696
Mr	Andrew Michael	Gibbs	9 Kenwick Close Great Sutton	ELLESMERE PORT	Merseyside CH66 2HY			5 443	1740
Mrs	Joanne	Gillespie	26 Melville Avenue	BLYTH	Northd NE24 3SU			5 443	696
Mr	Ryan Christopher	Geddard	49 Lowther Drive Swillington	LEEDS	LS26 8QG			5 443	104
Mrs	Yvonne	Goddard	49 Lowther Drive Swillington	LEEDS	LS26 8QG			5 443	174
Mrs	Anne Catherine	Grant	44 Brownside Road	Cambuslang	GLASGOW	G72 8NJ		5 443	208
Mr	Richard James	Groome	115 Compstall Road Romiley	STOCKPORT	Cheshire SK6 4HX			5 443	1740
Miss	Carol Anne	Hall	Mountside	Mill Lane Audlem	Crewe		CW3 0AY	5 443	452
Miss	Angela Ann	Harris	18 Lime Grove	DUMFRIES	DG1 4SQ			5 443	69
Mrs	Lindsay Amanda	Hart	87 Blue Hill Crescent	LEEDS	LS12 4PA			5 443	1392
Mrs	Karen Elizabeth	Harvey	84 Silvermere Drive	Ryton			NE40 3HA	5.443	696
Miss	Sophie Elizabeth	Hatchett	51 Horner Street	York			YO30 6EA	5 443	348
Mrs	Elayne	Hattersley	Ruthven House	Ruthvenfield	PERTH	PH1 3JP		5 443	1740
Miss	Jillian	Henderson	5 Dunster Close	Grantham	Manthorpe Lincolnshire		NG31 8UB	5 443	139
Mr	Richard William	Hughes	Upper Farm House	Towcester Road	Maids Morton	BUCKINGHAM	MK18 1RD	5 443	1740
Mrs	Sylvia Jane	Irvine	81 Wheatley Loan Bishopbriggs	GLASGOW	G64 1JE			5.443	139
Mrs	Susan Carol	Jenkins	148 Meadowgate Avenue Sothall	SHEFFIELD	S20 2RS			5 443	139
Miss	Emma Louise	Johnson	18 Luther Street	LEEDS	LS13 1LU			5 443	1392
Miss	Jenna	Kearney	31 Harefield Road	Speke	Liverpool		L24 0SA	5 443	278
Mr	Stuart John	Kerr	40 Kaims Gardens	Livingston Village	LIVINGSTON	West Lothian EH54 7DY		5 443	139
Mrs	Kirsteine Louise	Kettlewell	1 Adams Court	Spout House Lane	BRIGHOUSE	West Yorkshire HD6 2RO		5 443	522
Miss	Amie Ruth	Kincaid	177 Greenlannings	KIRKCALDY	Fife KY2 6NN			5 443	139
Ms	Jean Ross	King	16 Estridge Close Bursledon	SOUTHAMPTON	SO31 8FN			5.443	208
Mrs	Rita	King	Kingsmere	1 Beechwood Close	North Walsham Norfolk	NORTH WALSHAM Norfolk NR28 9YD		5 443	346
Mr	William Steven	Kowbel	102 Leven Road Lundin Links	LEVEN	Fife KY8 6AJ			5.443	174
Mr	Robert Gregory	Larkin	5 Caddyfield Court	Jubilee Street	Halifax		HX3 9GY	5 443	208
Ms	Teresa Helen	Lee	7 Masman Place	Barrowford	NELSON	Lancs BB9 8QX		5 443	348
Mr	Richard Michael	Lewis	4 St Pauls Close	Bovey Tracey			TQ13 9JD	5 443	1740
Mr	Steven John	Lilley	32 Manor Park Road	CLECKHEATON	West Yorkshire BD19 5BN			5 443	208
Mrs	Cecilia	Lobo	27 Buckhurst Close	Redhill Surrey	REDHILL	RH1 2AQ		5 443	696
Mr	Matthew Thomas	Lodge	67 Rushbank	Ladywell	Livingston W Lothian		EH54 6EZ	5 443	139
Mrs	Lynn Susan	Manzi	38 Craigmount Hill	EDINBURGH	EH4 8DH			5 443	208
Mr	Terry Alan	Marler-Gage	141 Keswick Close Siddal	HALIFAX	West Yorkshire HX3 9BP			5 443	348
Mrs	Diane	Masson	13 Smiddyhill Road	FRASERBURGH	Aberdeenshire AB43 9WL			5 443	278
Mrs	June Ann	McCabe	189 Palmerston Road	SUNDERLAND	SR4 9HF			5 443	278
Mrs	Joana Marie	McDonald	20 Rowdale Close South Cave	BROUGH	North Humberside HU15 2BT			5 443	435
Mrs	Linda Marag	McGarry	Middle Lodge	Cliff Terrace Road	WEMYSS BAY	Renfrewshire PA18 6AH		5 443	174
Mrs	Christine Ann	McGaw	23 Greenbank Grove	EDINBURGH	EH10 5ST			5.443	1740
Mrs	Lisa Louise	McGuinness	90 Grange Road	RAMSGATE	Kent CT11 9Px			5 443	696
Mr	Neil	McKenzie	53 Boyd Orr Drive	PENICUIK	Midlothian EH26 0JZ			5 443	348
Mrs	Gail Helen	McKeown	57 Happy Valley Road	Blackburn	BATHGATE	West Lothian EH47 7RB		5.443	104
Mrs	Susan McKenna	McLuckie	47 Stenennan Road	FALKIRK	FK1 5NF			5.443	174
Ms	Angela Joyce	McMahon	4 Alder Place	DUNDEE	DD5 3TR			5 443	278
Mrs	Shona	McWhirter	30 Main Street Monk Fryston	LEEDS	LS25 5EG			5 443	1044
Mrs	Sarah Anne	Mulligan	34 Penrhyn Avenue Middleton	MANCHESTER	M24 1EO			5 443	348
Mrs	Joy	Murray	1 Wheatley Grange Coleshill	BIRMINGHAM	B46 3LZ			5 443	696
Mr	John Enoch	Myatt	13 Betham Grove	STOKE ON TRENT	ST6 5NX			5 443	348
Mrs	Samantha Jane	Neal	46 The Maltings Pentwyn	CARDIFF	CF23 8EQ			5 443	41
Miss	Debra Jane	Neville	27 Hurricane Way	Woodley	Reading Berks		RG5 4XJ	5 443	69
Mr	Raymond Kenneth	Padbury	35 Paddock Mead	HARLOW	Essex CM18 7RR			5 443	348
Mrs	Yvonne Helen	Parish	12 Ferncliffe Drive Baildon	SHIPLEY	West Yorkshire BD17 5AQ			5 443	487
Mrs	Gita	Patel	119 Falmouth Gardens	Redbridge	ILFORD	Essex IG4 5JL		5 443	1740
Mr	Imtiyaz Yakub	Patel	53 Staithwaite Road	DEWSBURY	West Yorkshire WF12 9DL			5 443	243
Mrs	Reshma Gilan	Patel	57a Scarley Road	Wembley	Middlesex		HA0 4SR	5 443	348
Mr	Matthew	Paveley	74 Oakles	HONITON	Devon EX14 1XH			5 443	696
Mr	Adam Jonathan	Pearson	Bourn House	Brockton Much Wenlock	MUCH WENLOCK	Shropshire TF13 6JR		5 443	348
Mrs	Sandra Margaret	Pendry	39 Farmhouse Way	CARDIFF	CF5 5HH			5 443	34
Mr	Owen Robert	Pennington	37 Farnham Close	Appleton	Warrington Cheshire	WARRINGTON	WA4 3BG	5 443	696
Mrs	Mary Anne	Perkin	33 Sun Lane	GRAVESEND	Kent DA12 5HQ			5 443	348
Mr	Richard	Pout	86 Hopefield Way	Bierley	Bradford West Yorks		BD5 8AA	5 443	348
Mr	James	Quinn	59 Brookhurst Avenue	WIRRAL	Merseyside CH63 0HS			5 443	696
Mrs	Anne Therese	Robertson	79 Kingsknowe Road North	EDINBURGH	EH14 2DQ			5 443	417
Mrs	Glynis Dawn	Robinson	5 Green Hill Chase	LEEDS	LS12 4HF			5 443	208
Mrs	Donna	Ross	7 Gleneldon Court	Coleraine	Co Derry		BT52 1TJ	5 443	557
Mrs	Lorraine Anne	Russell	1 Glamis Close	Garforth	LEEDS	LS25 2NQ		5 443	208
Mrs	Evelyn Jean	Salvin	4 Sconn Place Newton Mearns	GLASGOW	G77 5UJ			5 443	278
Miss	Thea Miranda	Scarlett	101 (2f2)	Bellevue Road	Edinburgh	EH7 4DG		5 443	696
Mrs	Cheryl Ann	Sheady	9 Princes Drive	FLINT	Clwyd CH6 5QH			5 443	69
Mr	Neil James	Sherwen	12 Woodside Park	FORRES	Morayshire IV36 2GJ			5 443	1044
Mrs	Christine	Sheward	91 Woodlands Road	GILLINGHAM	Kent ME7 2DS			5 443	69
Mrs	Yvonne Mary	Simons	3 Breech Hedge	Rothley	Leicester		LE7 7RN	5 443	1740
Mrs	Tracey Louise	Sinclair	7 Stoneyflatts Park	SOUTH QUEENSFERRY	West Lothian EH30 9YL			5 443	139
Mr	David Wyllie	Smith	59 Duncansby Way	PERTH	PH1 5XF			5 443	34
Mr	Ian Rovery	Smith	20 Winton Gardens	Fairmilehead	EDINBURGH	EH10 7ET		5 443	696
Mrs	Yvonne	Sproke	20 Sunningdale	Southdown Park	BUCKLEY	Clwyd CH7 2QU		5 443	696
Miss	Francesca Della	Sterpete	32	Kingennie Court	Dundee		DD4 8XG	5 443	80
Mr	Martin John	Stobbart	4 Brunstane Crescent	EDINBURGH	EH15 2NX			5 443	174
Mr	Peter Daniel	Stubbs	39 Dunford Road	BRISTOL	BS3 4PN			5 443	348
Mrs	Karen Elizabeth	Thompson	2 Anvil Road Cleverham	BRISTOL	BS49 4LZ			5 443	174
Mr	Dylan	Tierney	14 Innellan Gardens	GLASGOW	G20 0DX			5 443	174
Mrs	Janet Thomson	Vernar	10 Beechgrove Avenue	DALKEITH	Midlothian EH22 3HW			5 443	1740
Mrs	Louise Victoria	Wardale	7 Lea Close	Off The Meadows Leven	BEVERLEY	North Humberside HU17 5NB		5 443	174
Mr	James	Watson	2A Belmont Gardens	EDINBURGH	EH12 6JH			5 443	696
Mrs	Victoria Louise	Williams	155 Windsor Drive	FLINT	Clwyd CH6 5TS			5 443	139
Mrs	Agnes Graham	Wilson	6 Sir John Brown Place	DUNFERMLINE	Fife KY11 8TZ			5 443	1740
Mrs	Angela Charlene	Wilson	52 Newal Road	BALLYMONEY	Co Antrim BT53 6HE			5.443	139
Mr	Dean	Wilson	3 Crofton Fields	Winterbourne	BRISTOL	BS36 1NZ		5 443	696
Mrs	Gillian Mary	Wilson	2 Victoria Lane	Newton Mearns	GLASGOW	G77 5TP		5 443	208
Mr	Christopher Gary	Wright	8 Llewelyn Drive Bryn-Y-Baal	MOLD	Clwyd CH7 6SW			5 443	417
								TOTAL	72,248

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2008 FEB 19 P 1:31

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	617	1,260	1,066,041
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	574p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,035,278
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	32,640
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/1/08

** A director / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	'TION_PRI	Shares
Mr	Carl	Jarvis	9 Sheldon Close Spital	WIRRAL	Merseyside CH63 9NR			5.62	617
Mr	Carl	Jarvis	9 Sheldon Close Spital	WIRRAL	Merseyside CH63 9NR			5.74	426
Mr	Carl	Jarvis	9 Sheldon Close Spital	WIRRAL	Merseyside CH63 9NR			5.975	632
Mrs	Nicola Anne	Algar	45 Mulberry Gardens	SCUNTHORPE	South Humberside DN16 3FR			5.975	1099
Mrs	Hazel	Anderson	94 Mcclelland Crescent	Dunfermline			KY11 3BW	5.975	219
Mr	Craig Douglas	Ballantine	37 Geddes Drive	PERTH	PH1 1QD			5.975	549
Mrs	Gwendoline	Boyle	49 Longstone Gardens	EDINBURGH	EH14 2BE			5.975	219
Miss	Margaret	Brown	78 Woodville Court	BROXBURN	West Lothian EH52 5LR			5.975	329
Ms	Lorna Anne	Cairns	Second Floor Right	31 Provost Road	DUNDEE	DD3 8AF		5.975	494
Mrs	Marjory Anne	Camrass	3 Eider	GLASGOW	G12 0FD			5.975	549
Mrs	Julie Ann	Cole	40 Croftpark Street	BELLSHILL	Lanarkshire ML4 1EY			5.975	549
Mrs	Audrey Isabella	Colville	11 Macdonald Place	BURNTISLAND	Fife KY3 9JT			5.975	549
Mr	Steven	Corfield	28 Caldy Road	LIVERPOOL	L9 4SA			5.975	219
Mrs	Elaine Margaret	Daly	28 North Bughtlin Gate	East Craigs	EDINBURGH	EH12 8XH		5.975	219
Miss	Kathryn Anne	Day	13 Mount Batten Avenue	Outwood	WAKEFIELD	West Yorkshire WF1 3EP		5.975	109
Mrs	Margaret-Anne	Doherty	3 Bulldale Road	GLASGOW	G14 0NB			5.975	300
Mrs	Susan	Douglas	Samphrey	29 Neilston Road Uplawmoor	GLASGOW	G78 4AB		5.975	549
Miss	Jane Kathryn	Evans	9 Daisy Bank Close	Off Bersham Road	WREXHAM	Clwyd LL14 4JB		5.975	1099
Mrs	Brenda Jean	Fraser	The Beeches	13 Redwing Drive	Inverkip	GREENOCK RENFREWSHIRE	PA16 0LS	5.975	439
Mrs	Jeanette	Georgeson	3 Burngrange Gardens	WEST CALDER	West Lothian EH55 8ES			5.975	450
Mrs	Agnes	Gribbon	17 East Whitefield	Queensgate	DUNFERMLINE	Fife KY12 0RH		5.975	329
Mr	James Richard	Harris	Byford	33A Polopit Titchmarsh	KETTERING	Northants NN14 3DL		5.975	1099
Mr	Graeme Stewart	Harrison	12 McKeddie Drive	FORTROSE	Rossshire IV10 8RJ			5.975	186
Mrs	Karen Elizabeth	Harvey	64 Silvermere Drive	Ryton			NE40 3HA	5.975	549
Mr	Stuart Keith	Hill	3 Brock Close	Rubery	BIRMINGHAM	B45 9AU		5.975	219
Miss	Helen Margaret	Kirwin	1 Stanley Street Ramsbottom	BURY	Lancs BL0 9JG			5.975	300
Mr	Mark Andrew	Lawson	28 Merlinwood Drive	SHIPLEY	West Yorkshire BD17 6RQ			5.975	2748
Mrs	Fiona Catherine	Mackenzie	50 West Campbell Street	GLASGOW	G2 6YJ			5.975	274
Mrs	Pauline	Macpherson	12 Gordon Loan	EDINBURGH	EH12 6LY			5.975	549
Mrs	Sheila	Matthew	75 Priestfield Road	EDINBURGH	EH16 5JD			5.975	549
Mrs	Carol Anne	McAvoy	9 Rugby Crescent	KILMARNOCK	Ayrshire KA1 2DE			5.975	549
Mr	Stewart Henry	McCombe	5 Brompton Way	Handforth	Cheshire		SK9 3NB	5.975	659
Ms	Pauline	McConnell	3 Gogarloch Haugh	EDINBURGH	EH12 9JG			5.975	549
Mrs	Angela Theresa	McGowan	5 Rozelle Place Newton Mearns	GLASGOW	G77 6YT			5.975	274
Mr	Evan Andrew	McLean	Laurelstone	31 Culbowie Crescent	Buchlyvie	STIRLING	FK8 3NH	5.975	417
Mr	Andrew James	Milne	1 Northumberland Way Sharston	MANCHESTER	M22 4UG			5.975	549
Mrs	Sally Ann	Oakes	11 Mainwaring Close Stapeley	NANTWICH	Cheshire CW5 7GT			5.975	164
Mrs	Christine Ann	Page	4 Sunningdale Avenue	Perton	WOLVERHAMPTON	WV6 7YR		5.975	1099
Mr	Andrew	Pettigrew	8 Strathnaver Crescent	AIRDRIE	Lanarkshire ML6 6ES			5.975	439
Mr	Andrew John	Purves	Merecleuch House	Ballplay Roa	MOFFAT	Dumfriesshire DG10 9JU		5.975	989
Mr	Howard Mark	Rawstron	3 Brandwood Close	Worsley	MANCHESTER	M28 1XX		5.975	549
Mrs	Linda Margaret	Reilly	22 Craigston Drive	DUNFERMLINE	Fife KY12 0XE			5.975	164
Mrs	Kerry	Ross	19 Birnie Road	ELGIN	Morayshire IV30 6JA			5.975	549
Mr	Kenneth C	Russell	38 Chester Road Poynton	STOCKPORT	Cheshire SK12 1EU			5.975	538
Mr	William Allan	Shields	9 Nelson Court Methley	LEEDS	LS26 9LJ			5.975	362
Mr	William Anthony	Smillie	31 Nicolton Avenue Brightons	FALKIRK	FK2 0TP			5.975	362
Mr	Kevin Andrew	Sowerby	2 The Courtyard	Mainshill	HADDINGTON	East Lothian		5.975	549
Mrs	Karen Susan	Stewart	21 Boden Quadrant	Golf View	MOTHERWELL	Lanarkshire ML1 3UX		5.975	1099
Mr	Graham Stephen	Walker	15 Bush Hall Road	BILLERICAY	Essex CM12 0PT			5.975	626
Mrs	Elaine	Whelan	13 Shadrack Close	Stoney Stanton	Leicester		LE9 4TN	5.975	2748
Mrs	Christine Hughes	Wilson	34 Moubray Road Dalgety Bay	DUNFERMLINE	Fife KY11 9JP			5.975	219
Mr	Derek Muir	Wilson	64 Broomfield Avenue	Newton Mearns	GLASGOW	G77 5JP		5.975	406
Mrs	Clare Alexandra	Wooldridge	53 Egerton Street	CHESTER	CH1 3ND			5.975	461
Mr	Graham	Peak	28 Harewood Drive	OLDHAM	OL2 5TZ			5.975	300
Mr	Douglas Coupland	Robertson	9 Sheean Drive	Glencloy Brodick	ISLE OF ARRAN	KA27 8DH		5.975	769
Mrs	Frances Claire	Hartley	JB924292A	59 Heath Lea	HALIFAX	West Yorkshire HX1 2DA		0	642
Mrs	Nicola Ann	Murphy	NZ349111B	27 Milton Lane Kings Hill	WEST MALLING	Kent ME19 4JJ		0	192
								TOTAL	32,640

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,043	18,182	75,033
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654p	712.5p	472.53p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 96,500
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,758
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/1/08

ASSISTANT ** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Postcode	Shares
Mr	Andrew George	Toogood	164 North Road	Belfast			BT4 3DJ	896
Mr	Andrew George	Toogood	164 North Road	Belfast			BT4 3DJ	847
Miss	Victoria	Bowdler	1 Millview	Punnetts Town	Heathfield		TN21 9PE	694
Mr	Brian Robert	Allan	WK991039D	16 Armour Mew:	LARBERT	Stirlingshire FK5 4FF		233
Mr	Bernard John	Sharrocks	YH034710D	1 Cashmere Ro:	STOCKPORT	Cheshire SK3 9RP		777
Mr	Alan John	Wilson	NS184539D	131 Lothian Cre:	Causewayhead	STIRLING	FK9 5SG	311
							TOTAL	**3,758**

RECEIVED

2008 FEB 19 P 1:32

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04 / 01 / 2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,022		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,022
UK Postcode HX1 2RG		
Name(s) Please see attached schedule.	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/1/08

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

L 38 31

RECEIVED

2008 FEB 19 P 1:32

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04 01 2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,071	51,549	9,211
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	544.3p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	33,233
UK Postcode H X 1 2 R G		
Name(s) Please see attached schedule.	Class of shares allotted	Number allotted
Address	Ordinary	30,598
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 7/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Shares Exercised
	Donal	Brick	15 Palmerston Grove	Clonskeagh	Dublin 6				1449
	Jim	Brindley	31 Clarinda Park East	Dun Laoghaire	Co Dublin				1449
	Finian	Daly	3A Ardmeen Park	Blackrock	Co Dublin				865
	Dermot	Dolan	49 Woodlawn Park	Churchtown	Dublin 14				1449
	Simon	English	12 Eglinton Square	Donnybrook	Dublin 4				339
	Ann-Marie	Farrelly	2 Churchwell Court	Balgriffin	Dublin 13				339
	Lisa	Gibbons	14 Merton Avenue	South Circular Road	Dublin 8				453
	Siobhan	Gould	35 The Close	Curragh Grange	Green Road	Newbridge	CO KILDARE		226
	Alan	Hession	No 8 Moore House	Loreto Abbey	Grange Road	Rathfarnham	Dublin 14	Ireland	1150
	Ger	Marshall	Bramble Lodge	Clash Cross	Carrigrohane	CO CORK			575
	Bernadette	McCaffrey	14 Grangewood	Rathfarnham	Dublin 16				906
	Ciaran	McGloin	68 Cois Inbhir	Beaverstown Road	Donabate	Dublin 3	Ireland		453
Mr	Donal	Moore	13 Riverwood Crescent	Carpenterstown Road	Castleknock	Dublin 15			530
	Adrian	O'Connell	6 Bayside Glen	Brittas Bay Road	Wicklow				453
	Helen	O'Donnell	Bunratty East	Newmarket-On-Fergus	Co Clare				575
	Patrick	O'Dwyer	1 Woodbrook Crescent	Riverwood Road	Castleknock	DUBLIN 15			90
	Declan	O'Hanlon	16 Hermitage Downs	Grange Road	Rathfarnham	DUBLIN 16			634
	Liam	O'Hora	4 Farney Park	Sandymount	Dublin 4				1449
	Carol	Phillips	6 The Green	Luttrell Hall	Dunboyne	CO MEATH			176
Ms	Ruth	Quinn	104 Ludford Road	Ballinteer	Dublin 16	Ireland			707
	Carolanne	Reidy	Rear Of 25 Northumberland Ave	Dun Laoghaire	Co Dublin				679
	Donal	Waldron	17 Hermitage Close	Grange Road	Rathfarnham	Dublin 16			498
	Barry	Walsh	13 Northbrook Avenue	Ranelagh	Dublin 6				1449
	Owen	Whelan	15 Dromlee Crescent	Beaumont	Dublin 9				906
	Lucy	White	5 Castle Park	Leixlip	Co Kildare				860
Mr	Seamus	Dowling	1 Kilquane	Shanaway Road	Ennis	Co. Clare	Ireland		1414
	Johnny	Enright	Dublin Road	Thurles	Co Tipperary	Ireland			1449
	Marie	Keane-Gannon	102 Oakfield	Raheen	Limerick	IRELAND			1150
	Cathal	O'Shea	42 Cluain Droichid	Sixmilebridge	Co Clare	Ireland			453
Mr	Ed	Purcell	Ballybaun	Gort	Co. Galway				452
	Gillian	Robinson	32 Ballyglass	Ardnacrusha	Co Clare				575
	Jean	Walton	11 Fearnog	Shannon	Co Clare				453
	Dominic	Martin	22 Glenwood	Herbert Road	Bray	Co Wicklow	Ireland		453
Mrs	Ann Elizabe	Alderson	PO BOX 2257	Clarkson	WA	6028			148
Ms	Chooi Mee	Ang	15 Miley Gardens		Willetton	WA	6155		1732
Mrs	Kathleen Fl	Batts	15 St Pierre Circuit		Currambine	WA	6028		71
Mr	Michael Pet	Evans	36 Wakeley Way		Duncraig	WA	6023		148
Mrs	Fiona Janet	McAinsh	13 Crowthorn Cross		Erskine	WA	6210		355
MR.	BRETT	GOULD	20 ANZAC CRES	WILLIAMSTOWN	VIC	3016	AUSTRALIA		273
MR.	WILLIAM	HENNESSY	61 RENWAY AVENUE	LUGARNO	NSW	2210	AUSTRALIA		372
MR.	SIMON	OOSTEROM	103 CAMBOURNE AVE	ST IVES	NSW	2075	AUSTRALIA		547
MR.	ERIC	REINCASTLE	8 CHAMELEON DRIVE	ERSKINE PK	NSW	2759	AUSTRALIA		547
MR	CHRISTIAN	SKUCE	25 LONGVIEW STREET	EASTWOOD	NSW	2122	AUSTRALIA		547
MR.	DOUGLAS	SMITH	2 SHEATHBILL COURT	SAFETY BAY	WA	6169	AUSTRALIA		273
MR.	RICHARD	VAUGHAN	7 WARILLA PLACE	LANE COVE	NSW	2066	AUSTRALIA		136
MR.	BRETT	GOULD	20 ANZAC CRES	WILLIAMSTOWN	VIC	3016	AUSTRALIA		391
								TOTAL	30598

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,646	292	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	654.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,390
Name(s): Mrs Mary Coniglio Address: 11 Gum Grove, Guilford, WA 6055, Australia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 548
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House
— for the record —

RECEIVED
2008 FEB 19 P 1:32

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,744		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,547
UK Postcode HX1 2RG		
Name(s) Mrs Elaine Senior	Class of shares allotted	Number allotted
Address 71 Bindoon Loop, Huntingdale, WA 6110, Australia	Ordinary	197
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 8/1/08

** ~~A director~~ / Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

156392

RECEIVED

2008 FEB 19 P 1:32

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,354	3,579	149,459
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	574p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 146,318
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,074
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/1/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	Shares
Mrs	Denise	Andrew	2 Ascot Close	Spalding	Lincolnshire	SPALDING	Lincs PE11 3BZ	2748
Mrs	Susan	Balchan	Penmount Farmhouse	Bedlinog	TREHARRIS	Mid Glam CF46 6SW		549
Ms	Lyndsey Anne	Campbell	12 Fairview Road	Whitbey	ELLESMERE PORT	Merseyside CH65 6SZ		131
Mrs	Alison	Frerichs	3 Avonpark	Avonbridge	FALKIRK	FK1 2LR		329
Mrs	Amanda P	Livingstone	4 Marbury Avenue	BUCKLEY	Clwyd CH7 2QJ			219
Mrs	Rosemary	McGoldrick	31 Gordon Drive	CASTLE DOUGLAS	Kirkcudbrightshire DG7 1JG			439
Mr	Christopher S	Warwick	6 The Cedars Paddock Wood	TONBRIDGE	Kent TN12 6JZ			659
Mrs	Victoria Louise	Williams	155 Windsor Drive	FLINT	Clwyd CH6 5TS			164
Mr	Declan Richard	Mooney	7 Stanton Drive	CHESTER	CH2 2JF			119
Mr	Robert James	Donald	17 Marindin Park Glenfarg	PERTH	PH2 9NQ			78
Ms	Linda	Howie	15 Dillichip Gardens	Bon Hill	ALEXANDRIA	Dunbartonshire G83 9LN		261
Mrs	Carol Anne	McAvoy	9 Rugby Crescent	KILMARNOCK	Ayrshire KA1 2DE			435
Mr	Paul Milnes	Farrand	The Old Convent	2 Church Street Kelvedon	COLCHESTER	CO5 9AH		1306
Mr	James	Heron	31 Cilgant Y Meillion	Rhoose	BARRY	South Glam CF62 3LH		450
Ms	Linda	Howie	15 Dillichip Gardens	Bon Hill	ALEXANDRIA	Dunbartonshire G83 9LN		219
Mr	Charles	Carroll	Killineer House	Drogheda	Co Louth	Ireland		1,968
							TOTAL	10074

RECEIVED
2008 DEC 19 P 1:52

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,170	1,190	437,604
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410p	691.2p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	424,128
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	21,836
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc	
The Mound, Edinburgh, EH1 1YZ	
	Tel 0131 243 5557
DX number	DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mrs	Mary Elizabeth	Coniglio	11 Gum Grove	Guildford	WA	6055	Australia	296
Miss	Jennifer Maude	Deering	11 Edwards Street	Manjimup	WA	6258	Australia	118
Mr	John Martin	Bodycomb	216 Ploughmans Way Rainham	GILLINGHAM	Kent ME8 8LT			1740
Mr	Neil Roderick	Clarke	83 Coppice Road	Whitnash	LEAMINGTON SPA	Warwickshire CV31 2JB		522
Miss	Rosemary Susan	Comerford	114/3 Lindsay Road	New Haven	EDINBURGH	EH6 4TU		696
Mr	Simon Angus	Davidson	31 Comeytrowe Lane	TAUNTON	Somerset TA1 5PA			208
Ms	Melany Dian	Dixon	21 Spring Hall Court	Pellon	Halifax		HX1 4TR	348
Mrs	Tracey Jane	Goodall	4 Clifford Drive	Off Lache Lane	Chester		CH4 7PA	174
Mrs	Belinda Sarah	Gubbay	95 Prince George Avenue	Southgate	LONDON	N14 4SN		1740
Mr	Joseph Patrick	Jenkins	23 Latch Burn Wynd	Dunning	PERTH	PH2 0SP		417
Miss	Melissa Claire	Keighley	182 Boothtown Road	HALIFAX	West Yorkshire HX3 6TU			139
Mrs	Lynda	Malone	3 Shillingford Close	Appleton	WARRINGTON	WA4 5QB		1740
Mrs	Maureen	Marsden	73 Savile Park Street	HALIFAX	West Yorkshire HX1 3EG			348
Mr	William Anthony	McCormick	25 Cairndore Park	Movilla Road	NEWTOWNARDS	Co Down BT23 8RH		696
Mr	Richard	Metherell	125 Straight Road	Lexden	COLCHESTER	CO3 9DD		1740
Mr	Matthew Damien	Myers	40 Nettleton Court	LEEDS	LS15 9AW			348
Mr	Paul Martin	Nilen	77 Leeds Road	Eccleshill	BRADFORD	West Yorkshire BD2 3BA		696
Mr	Guy Nicholas	Ogden	39 Sinclair Avenue	Prescot			L35 7LJ	1044
Mrs	Stephanie Jane	Parnell	6 Cecil Avenue	Hornchurch	ESSEX	RM11 2LZ		348
Mrs	Rizvana Bano	Shaikh	52 Tees Road	CHELMSFORD	CM1 7QH			348
Mrs	Joanne Mary	Shannon	48 Hazelhurst Drive Middleton	MANCHESTER	M24 6TL			870
Miss	Yvonne Easton	Sharp	25 Tipperary Place	Stenhousemuir	LARBERT	Stirlingshire FK5 4SX		1044
Mr	William Henry	Shucksmith	Low Gables	Cleavesty Lane East Keswick	LEEDS	LS17 9EZ		1044
Mrs	Sandra Dawn	Simpson	The Old Post Office	Thorpe Bassett	MALTON	North Yorkshire YO17 8LU		174
Mrs	Evelyne Ondrasek	Smith	38 Broomleaf Road	FARNHAM	Surrey GU9 8DQ			598
Mrs	Margaret	Stenton	Lower Whitefield House	Mosstowie	Nr Elgin		IV30 8TX	738
Mrs	Jennifer Louise	Williams	5 Rosedale Close	Normanton	W YORKSHIRE	WF6 1UQ		348
Mrs	Mhairi Ruth	Gillespie	50 Primrose Avenue Rosyth	DUNFERMLINE	Fife KY11 2SS			165
Mr	Gregory Andrew	Robb	11 James Street	FALKIRK	FK2 7EZ			345
Mr	Philip Joseph David	Coleman	19 Strickland Avenue	Shadwell	LEEDS	LS17 8JX		128
Mrs	Helen	Whitehead	11 Southhouse Gardens	EDINBURGH	EH17 8ET			198
Mr	Robert James	Donald	17 Marindin Park Glenfarg	PERTH	PH2 9NQ			77
Mrs	Angela	Martin	7 Aston Close	SIDCUP	Kent DA14 4BA			700
Mrs	Carol Anne	McAvoy	9 Rugby Crescent	KILMARNOCK	Ayrshire KA1 2DE			350
Mr	Paul Milnes	Farrand	The Old Convent	2 Church Street Kelvedon	COLCHESTER	CO5 9AH		696
Mrs	Carol Anne	McAvoy	9 Rugby Crescent	KILMARNOCK	Ayrshire KA1 2DE			183
Miss	Michelle Elizabeth	Rixon	30 St Davids Close Iver Heath	IVER	Bucks SL0 0RT			105
Mrs	Angela	Martin	7 Aston Close	SIDCUP	Kent DA14 4BA			367
							TOTAL	21,836

Companies House
— for the record —

RECEIVED
[illegible] 19 P 1:32

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	09 01 2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,462	38	15,806
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654p	792.8p	472.53p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 17,180
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,126
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/1/08

** A director / ~~secretary~~ Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mrs	Karen Margaret	Clark	43 Mountcastle Gardens	EDINBURGH	EH8 7SS			311
Mr	Scott Seaton	Munro	53 Bonaly Wester	Colinton	EDINBURGH	EH13 0RQ		777
Mr	Paul Frank C	Stibbe	7 Bishopsfield	Hayes Wood Road Five Oaks	BILLINGSHURST	West Sussex RH14 9AF		38
							TOTAL	**1126**

Schedule 1

RECEIVED

[illegible] FEB 19 P 1:32

[illegible]

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,511		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,511
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 11/1/08

** A director / ~~secretary~~ Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House — for the record —

RECEIVED

[illegible stamp]

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	470		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.9p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	470
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed David Gilon Date 15/1/2008

** ~~A director~~ / Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

489901

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	13,263	154,245	322,393
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410p	597.5p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 476,543
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted: Ordinary	Number allotted: 13,358
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	Shares
Mrs	Alison Jane	Hills	118 The Downs	NOTTINGHAM	NG11 7FF			174
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	EDINBURGH	EH4 6PD			313
Mrs	Vanessa S	Attenborough	The Barn	Ealees	LITTLEBOROUGH	Lancs OL15 0HJ		348
Mrs	Lilah Catherine	Buck	114 Lady Nairn Avenue	KIRKCALDY	Fife KY1 2AT			278
Mr	Callum George	Chalmers	19 Lindsay Row	ROSEWELL	Midlothian EH24 9EJ			69
Mr	Peter Joseph	Cummings	Glen View	6 Barloan Crescent	DUMBARTON	G82 2AT		452
Mrs	Maureen	Garlick	12 Warrington Street Lees	OLDHAM	OL4 5AE			348
Mr	John	Heslop	15 Springfield	Quarry Hill	Sowerby Bridge	HX6 1AD		208
Mrs	Christine	Kaye	75 Blaithroyd Lane Southowram	HALIFAX	West Yorkshire HX3 9PS			208
Mrs	Janette Prentice	Logan	21 Elms Crescent	MAYBOLE	Ayrshire KA19 8BF			208
Mr	Neill	Longson	4 Hayfield Drive	Gresford	Wrexham Flintshire	WREXHAM	Clwyd LL12 8YJ	348
Mrs	Fiona	Nutt	19 Willow Grove	DUNFERMLINE	Fife KY11 8BB			139
Mrs	Alison Elizabeth M	Reid	22 Bellevale Avenue	AYR	KA7 2RP			139
Miss	Carrie Louise	Seaborne	2 Backford Gardens	Backford	CHESTER	CH1 6PA		522
Mr	Martyn James	Smith	19 Kirkfield Gardens	RENFREW	PA4 8JA			487
Miss	Susanne Louise	Johnson	7 Belvedere Lane	Bathgate	West Lothian		EH48 4BU	30
Mrs	Susan Elizabeth	Shepherd	101 Fenlake Road	BEDFORD	MK42 0EU			200
Mrs	Sally Jayne	Hepworth	13 Raw Nook Road	HUDDERSFIELD	HD3 3UX			1566
Mr	Richard Stuart	Conroy	30 Waverley Place	EDINBURGH	EH7 5SA			1324
Mrs	Mary Philomena	Broadhurst	26 Sycamore Lane Great Sankey	WARRINGTON	WA5 1JN			243
Mr	Grant	Coles	20 Struen Marie Street	Kareela	NSW 2232	Australia		410
Ms	Joanne Marie	Gimorotas	Unit 31 30 Grove St	Lilyfield	NSW 2040	Australia		118
Mr	Anthony	Hickford	113 Hampton Road	South Freemantle	WA 6162	Australia		273
Mr	Steven	Lovett	10 Kokoda Place	Glenfield	NSW 2167	Australia		410
Mr	Shane	Sciberras	3 Edward Street	Gordon	NSW 2000	Australia		593
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	EDINBURGH	EH4 6PD			494
Mr	Mark A	Burling	12 Hillingdon Road	WATFORD	WD25 0JG			109
Mrs	Evelyn Annie B	Carr	44 The Heathery	DUNFERMLINE	Fife KY11 8TS			219
Mrs	Louise Jean	Chatterfield	1 Strauss Drive	Heath Hayes	CANNOCK	Staffs WS11 7UD		549
Mr	Peter Joseph	Cummings	Glen View	6 Barloan Crescent	DUMBARTON	G82 2AT		549
Mr	Alastair Campbell	Dick	52 Langlea Road Cambuslang	GLASGOW	G72 8HG			274
Mrs	Yvonne Anne	Dudds	Cultlea	Powmill	DOLLAR	Clackmannanshire FK14 7NR		439
Mrs	Jacqueline	Jacks	38 Fairway	CALNE	Wilts SN11 0LE			549
Mrs	Janette Prentice	Logan	21 Elms Crescent	MAYBOLE	Ayrshire KA19 8BF			329
Mr	Ronald James	Tessyman	St Gordians Causewayendd	BIGGAR	Lanarkshire ML12 6JS			439
							TOTAL	13358

38734

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	01	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	827	37,907	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654p	472.53p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 35,377
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,357
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed David Sinclair **Date** 18/1/08

** A ~~director~~ / Assistant secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	Shares
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	EDINBURGH	EH4 6PD		777
Mr	Mark A	Burling	12 Hillingdon Road	WATFORD	WD25 0JG		311
Mr	Kenneth John	McWilliam	4 Bannoch Brae	Transy Park	DUNFERMLINE	Fife KY12 7YF	264
Mr	Eric James L	Morton	56 Meadowhouse Road	Corstorphine	EDINBURGH	EH12 7HS	155
Mr	Ronald James	Tessyman	St Gordians Causewayendd	BIGGAR	Lanarkshire ML12 6JS		777
Mr	Alexander B Y	Watson	27 Victoria Place	AIRDRIE	Lanarkshire ML6 9BU		684
Mrs	Faye	Route	6 Auchentiber Place	KILMARNOCK	Ayrshire KA3 6BG		389
						TOTAL	**3357**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	17	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	70		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 70
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed David Sinclair Date 17/1/2008

** A ~~director~~ / secretary Assistant / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

coform

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 7

as director ✓ as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc:

Forename(s): Philip Andrew

Surname: Hodkinson

Please insert details as previously notified to Companies House

	Day	Month	Year
† Date of Birth	2 6	0 4	1 9 5 8

A serving director, secretary etc must sign the form below

Signed **Date** 10/1/08

* Voluntary details
† Directors only
** Delete as appropriate

(** serving ~~director~~/secretary/~~administrator~~/~~administrative receiver~~/~~receiver manager~~/~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Kenny Melville

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

THURSDAY
S47R5WFA
SCT 17/01/2008 575
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

END